Exhibit (a)(5)(xxxxix)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated February 9, 2009, and the related Letter of Transmittal, each as amended and supplemented as described herein and as each may be further amended and supplemented from time to time. The Offer is being made to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute prohibiting the making of the Offer, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with the statute, we will not make the Offer to holders of Shares in the relevant jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Roche Investments USA Inc.

a member of the

Roche Group

has

Increased the Price

of its

Offer to Purchase for Cash all Outstanding Shares of Common Stock

of

Genentech, Inc.

to

$93.00 Net Per Share

Roche Investments USA Inc. (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), increased the price of its offer to purchase all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Roche Group”), to $93.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, and extended the expiration of the offer until midnight, New York City time, on Friday, March 20, 2009, unless further extended, all upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2009 (as amended and supplemented by Amendments Nos. 1, 2 and 3 to the related Tender Offer Statement and Rule 13E-3 Transaction Statement, the “Offer to Purchase”) and in the related amended and restated Letter of Transmittal (which, as each may be further amended and supplemented from time to time, collectively constitute the “Offer”).

THE OFFER (AS EXTENDED) AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 20, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

Stockholders who have already tendered Shares pursuant to the Offer using the previously distributed Letter of Transmittal or Notice of Guaranteed Delivery and who have not withdrawn such Shares need not take any further action in order to receive the increased offer price of $93.00 per Share, if Shares are accepted and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

The purpose of the Offer is to acquire as many of the publicly held Shares as possible as a first step in acquiring the entire equity interest in the Company.

If, but only if, the Roche Group owns 90% or more of the outstanding Shares following consummation of the Offer, we intend to consummate promptly a short-form merger under Delaware law.  Pursuant to such merger, all public stockholders at the time of the merger would be entitled to receive for each of their Shares (i) an immediate cash payment equal to the price per Share paid in the Offer and (ii) a future cash payment equal to the incremental amount, if any, by which a “banker valuation” determined in accordance with the Affiliation Agreement between the Company and a subsidiary of Parent exceeds the Offer price, in each case, without interest.  The initial amount would be payable at the effective time of the merger, and the incremental amount, if any, would be payable promptly after the “banker valuation” has been determined in accordance with the Affiliation Agreement.  As a result, the public stockholders at the time of the merger will receive at least the price per Share paid in the Offer.

If, on the other hand, the Roche Group does not own 90% or more of the outstanding Shares following consummation of the Offer, we will review our options. These include doing nothing, purchasing Shares in the open market or privately negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with the Company.  Roche will determine what actions to pursue following the completion of the Offer based on an analysis of all relevant facts, including the number of Shares then owned by the Roche Group, the market price of the Shares and Roche’s assessment of the feasibility, cost and potential risks and benefits of its various options, Roche’s fiduciary duties under Delaware law, the applicable provisions of the Affiliation Agreement and whether Roche can reach an agreement with the special committee of the Company’s board of directors with respect to a second-step transaction. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the form of consideration that may be offered in any such future acquisition, particularly given that positive or negative business developments could occur that could have a direct impact on the price or consideration Roche is willing to pay.

The Offer is being made without obtaining the prior approval or recommendation of the Company’s board of directors or the special committee thereof.  The Company previously filed a Solicitation / Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in which the special committee recommended that the Company’s stockholders reject our prior offer price of $86.50 per Share and not tender their Shares in the Offer.  We anticipate that the special committee will promptly amend the Schedule 14D-9 to advise shareholders of the special committee’s position with respect to the increased offer price of $93.00 per Share.

Stockholders who have Shares registered in their own names and tender directly to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, satisfaction of (i) a non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by the Roche Group, the officers, directors and controlling shareholders of Parent and the officers and directors of the Company (the “Majority of the Minority Condition”) and (ii) a condition, which may be waived by us in our sole discretion, that the Purchaser and its affiliates shall have obtained sufficient financing to purchase all outstanding Shares not owned by the Roche Group and all Shares issuable upon exercise of outstanding options and to pay related fees and expenses. Other conditions to the Offer are described in the Offer to Purchase.

If any condition to the Offer is not satisfied, the Purchaser may (i) terminate the Offer, and therefore not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights described below, retain all such Shares until the expiration of the Offer as so extended,

(iii) waive all conditions to the Offer that remain unsatisfied (other than the Majority of the Minority Condition, which is not waivable) or otherwise amend the Offer in any respect and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) or (iv) delay acceptance for payment or payment for Shares, subject to any applicable rules and regulations of the Securities and Exchange Commission, until satisfaction or waiver (where permissible) of all conditions to the Offer relating to governmental or regulatory approvals.

Subject to any applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right in its sole discretion to extend the Offer at any time and from time to time for any reason by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. After the expiration of the Offer, the Purchaser may, but is not obligated to, include a subsequent offering period. A subsequent offering period, if provided, will be an additional period of time, beginning after the Purchaser has purchased Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the price paid for Shares in the Offer. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so. If the Purchaser includes a subsequent offering period, the Purchaser may extend it from time to time.

The Purchaser will be deemed to have accepted for payment Shares tendered pursuant to the Offer when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)) and (iii) any other required documents.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Shares may also be withdrawn after April 9, 2009 unless theretofore accepted for payment as provided in the Offer to Purchase. Once the Purchaser accepts Shares for payment, you will no longer be able to withdraw them.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase) through the Book-Entry Transfer Facility) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

A supplement to the Offer to Purchase, a related amended and restated Letter of Transmittal and a related amended and restated Notice of Guaranteed Delivery are being mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related amended and restated Letter of Transmittal and the related Amendment No. 1 (dated March 3, 2009), Amendment No. 2 (dated March 6, 2009) and Amendment No. 3 (dated March 6, 2009) to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Roche with the Securities and Exchange Commission contain important information. Stockholders should carefully read them in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the amended and restated Letter of Transmittal, the amended and restated Notice of Guaranteed Delivery and other related materials may be obtained promptly, at our expense, from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: genentech@mackenziepartners.com

The Dealer Manager for the Offer is:

Greenhill & Co., LLC
300 Park Avenue
New York, New York 10022
Call Toll-Free: (888) 504-7336

March 9, 2009